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December 8, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	5E Advanced Materials, Inc.

Draft Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of our client, 5E Advanced Materials, Inc. (the “Company”), we are submitting a draft Registration Statement on Form 10 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, of the Company’s common stock, par value $0.01 per share.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at (312) 861-3730.

Very truly yours,

/s/ Craig A. Roeder
Baker & McKenzie LLP

cc:	Sean Duffy

Cécile Baume

Henri Tausch

Paul Weibel

Enclosure

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.